SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EMPLOYEE COMMUNICATION AND Q&A
SAP announces intent to acquire Business Objects...
This story crossed the wires at 8 pm CET Sunday evening, October 7, 2007. Employees around the world have been invited to attend all-hands conference calls or meetings and to view a webcast featuring John Schwarz, CEO, Bernard Liautaud, chairman and chief strategy officer, and Henning Kagermann, CEO of SAP, speaking about this history-making transaction.
The proposal is for SAP AG to acquire Business Objects SA through a tender offer for outstanding shares, warrants and convertible debt. The press release [internal link] and FAQs [internal link] are posted online. The key messages for our employees to keep in mind are hard-hitting and clear:
Strength — Stand Alone and Together.
Business Objects will operate as a stand-alone business within the SAP Group. And we will have the ability to build products for the entire market — any database, any application, on any middleware. Not only are we gaining the market presence and the business application know how of SAP, but we are also going to gain additional people, products and partners to our portfolio. Nearly one thousand SAP people, dozens of products, and hundreds of millions of dollars of product revenue will be transferring into Business Objects. We will truly be in a great position to jointly create the industry’s most comprehensive portfolio for the Business User.
Balance.
This combination solves for the tension we’ve always had between independence and alignment. We have always believed very strongly that database- and application independence are critical to any leading BI platform. But increasingly we have seen that our business analytics would benefit from close alignment with business applications. We believe the transaction will achieve just the right balance by securing both platform independence and application alignment.
Impact.
Business Objects will represent nearly 15% of SAP’s people and revenue. Our executives will have significant roles within the SAP management team. And we will represent a new possibility to the SAP culture. SAP values greatly the knowledge and expertise that we have in solutions for the Business User — everything from our vision of user experience to our expertise in reporting, queries and analytics.
Growth.
Unlike other large software companies who have historically acquired companies for cost synergies, focused on the support revenue stream, SAP is acquiring Business Objects for growth. They look to us to grow very rapidly in our stand alone business and will help us with their go to market presence. They will also begin to embed our BI and analytics into their industry-leading business applications. Our combined growth potential is impressive.
Success.
Everyone likes to be on a winning team. SAP is the winner in business application software and Business Objects is the winner in business intelligence software. The combination of our two winning teams will only put further distance between us and the competition.

Values.
Our companies share the culture of leadership, passion about our business, focus on customer success, integrity, innovation and transnational teamwork.
Opportunity.
As a combined organization, we will share in a rich set of interesting and challenging work. Work that will have the potential to impact our customers’ businesses in even more significant ways than we do today. This means broader career development and expansion opportunities for all of us. And finally, this means that we will have even more opportunities to Change the Way the World Works Through Intelligent Information.
FAQ
The Backstory
The Deal
Organization
Stock Programs
Compensation & Benefits
Strategic Rationale — an Executive Perspective
THE BACKSTORY
Q: What is the rationale for this deal from Bernard’s & John’s perspective?
This proposed combination is about creating the industry’s most comprehensive provider of business performance and optimization solutions. It is about combining the leaders in business software and Business Intelligence. It is about leadership in the market and significantly expanding our opportunities in many different dimensions.
Q: Is it true that the board had decided to search for a buyer for Business Objects?
Business Objects did not initiate a sale process. Over time the company has been approached by third parties interested in acquiring the company, one of these was SAP. We will not comment on discussions we have had with others who have approached us other than to say that SAP clearly the best choice for our strategy, our customers and our employees.
Q: Why the reversal of mind today? Bernard, and our Board of Directors, have always said we would stay independent.
For the past 17 years, Business Objects’ strategy was one of independence. We have said repeatedly that we would not be acquired, and that we would pursue market leadership to maintain that independence. Our position has been that the value of our solutions was linked to our independent status.
In the past year, however, it has become clear that the market and the competitive landscape have been changing significantly. As you would expect, many companies value our independent status, and even more the openness of our solutions. However, a growing number of customers have expressed a strong desire to have a BI solution that is fully aligned with their enterprise application strategy.

At the same time, the fact that several companies have approached us indicated that very rapidly, all major enterprise software companies would have in their portfolio a full line of BI and EPM products.
Finally, through our discussions, it became clear that we could retain, within SAP, a fully independent strategy, while at the same time benefiting from the formidable presence that SAP has built in many accounts in many industries. We had, in effect, found a way to resolve the tension that was building in the market between independence and alignment.
Q: What do you mean by resolving the tension between independence and alignment?
This combination solves for the tension we’ve always had between independence and alignment. We have always believed very strongly that database- and application independence are critical to any leading BI platform. But increasingly we have seen that our business analytics would benefit from close alignment with business applications. We believe the transaction will achieve just the right balance by securing both platform independence and application alignment.
Q: Was the decision to be acquired an easy decision?
No, it clearly was not an easy decision. We carefully reviewed our current plan versus this proposal, we debated the evolution of the market, and in the end we concluded, unanimously, that we should move forward with this specific opportunity.
It is certainly with a sense of great emotion that we’ve made this decision, but more importantly with a lot of pride in what we have accomplished, and with a lot of excitement about the future.
Q: How does Bernard, our founder, feel about it personally?
As you can imagine, this is quite an emotional moment for me. I’ve poured all of my energy into Business Objects for the past 17 years. I started when I was 27, and participated in the company’s growth from the beginning when we were only two employees to today when we have more than 6500. I have not had a day when I did not think of the company.
Part of me is sad, as I see the company lose the full control of its destiny. But part of me is very excited to see BOBJ launch a new stage of its life with an exceptionally strong partner.
This transaction is only possible because SAP recognized very early that the value of our company and our solutions is tightly linked to our openness and autonomy. Combining with SAP will enable us to continue to be the market leader and take advantage of two competing pressures in the marketplace — both independence and alignment.
We will retain the brand. We will retain our identity. We will retain our openness. And we will have a significant impact on SAP.
All in all, I feel very good about this combination. I believe we will all have increased opportunity t make an impact on our customers’ success, and really move forward our mission — transforming the way the world works through intelligent information.

Q. Do you think there is a good match between Business Objects and SAP?
Yes, we really believe this to be true. We share many cultural attributes:
•	We are both global companies with European roots

•	We are both entrepreneurial companies

•	We are both highly focused on delivering on our commitments to customers
We are both “good” companies, which means we truly care — we care about our employees, we care about our customers, and we care about our communities.
Q. What is the culture of SAP like? How will we fit in?
If first impressions are any indication, we are with the good guys. In every aspect of this discussion, negotiation and transaction, the SAP executives have demonstrated the highest integrity, genuine interest in our people and strategies, and a desire to embrace our entrepreneurial culture and influence on their growing organization. We have a lot to learn about one another and how to work effectively together. We will continue to operate in a manner consistent with our core values and employment practices, and as an independent operation within SAP we will fully maintain our identity.
THE DEAL
Q. What happens next in the acquisition process?
Over the next few weeks, SAP will work toward extending their tender offer to shareholders. Legal and financial requirements regulate the process in the countries of our operations. Once the offers are launched, shareholders will receive documents that explain the process in detail.
We expect the acquisition to close in the first quarter of 2008. The acquisition is subject to shareholder and regulatory approvals in several countries. It is important to note that until the deal closes, Business Objects and SAP will remain two separate entities and we will need to stay focused on executing our current business plans.
Q. What can you tell us about SAP?
SAP had revenues of roughly $12.4B and today has over 43,000 employees worldwide. Roughly 70% of their business is in product licenses, subscriptions, and support and 30% is in professional services. Go to www.sap.com for more information.
According to IDC, in 2006, SAP did approximately $425M in license and support BI revenue. They have nearly 1,200 employees who are part of the BI team worldwide, most of whom will join Business Objects after the close of the transaction.
SAP’s fiscal year begins January 1st and ends December 31st (calendar fiscal year).
Q. How will the current Business Objects business continue within the SAP business?

SAP plans to run Business Objects as a separate operation reporting into the SAP Executive Board. Business Objects will retain its brand and will lead the entire Business Intelligence portfolio within SAP.
ORGANIZATION
Q. What will John and Bernard be doing at SAP?
John Schwarz will join SAP’s Executive Board as CEO of Business Objects, reporting to Henning Kagermann, SAP’s CEO and Chairman of the Executive Board. He will lead the expanded Business Objects organization focused on the Business User, including the BI operations currently within SAP. SAP has proposed to elect Bernard Liautaud to the SAP Supervisory Board at the next SAP shareholders’ meeting. Until that time, Liautaud will serve as senior strategic advisor to SAP’s CEO and will assist Henning and John on aspects of strategy and integration.
Q. How many people will lose their jobs when we combine our companies? What groups will be affected?
Both SAP and Business Objects understand that the main asset value in Business Objects is its people. To that end, we intend to continue as an independent operation, keeping the current organizations, enlarged with SAP’s Business User unit. As with any acquisition, there may be areas of overlap in G&A and other functions, but because of the size of the SAP organization, we anticipate being able to offer new opportunities to people in any impacted positions. We do not anticipate any layoffs as a result of this transaction.
Q. What types of career opportunities are available at SAP?
SAP has over 43,000 employees operating throughout the world. This environment allows for many opportunities for individual growth and professional development by providing varied career paths touching every facet of the software industry. Further, we want to operate as one team as soon as possible and will consider all candidates seeking transfers within SAP to ensure the best selection for available job opportunities — both within the Business Objects organization as well as throughout the SAP organization.
Q. Will SAP keep the current Business Objects locations? Are there any plans to close existing Business Objects sites?
Employees in various Business Objects facilities around the world will continue to report to work in their current locations. SAP’s practice is to consolidate smaller facilities into local vacant space where and when available, whether they are existing SAP or Business Objects locations.
Q. What happens to my current Business Objects Stock Options and restricted stock?
If you have vested options or restricted stock units, you will be entitled to participate in the tender offer by SAP. Information about the tender offer will be provided to you after it has been filed with the AMF and SEC and the offer has commenced.

The current Business Objects stock option plan and restricted stock program will continue and you can exercise options and sell shares acquired on exercise or vested restricted stock until such time as Business Objects shares no longer trade on the French and U.S. stock exchanges. Your awards will continue to vest according to schedule. Employees in countries other than France will have their existing options or restricted stock substituted for a right that will permit them to continue to exercise while the Business Objects shares are traded and will change to a stock appreciation right thereafter. For employees in France, a liquidity mechanism will be offered to the employees to provide for a similar economic result without causing the employee to dispose of BOBJ shares prior to satisfaction of tax holding periods. More information will be provided when the transaction has closed.
Q: What happens to the Business Objects international employee stock purchase plan and French employee savings plan?
The offering periods currently in effect for the international employee stock purchase plan will end on October 31, pursuant to its terms. The French employee savings plan offering periods will terminate on the earlier of the time they are currently schedules to expire or the closing of the tender offer. In light of the short time anticipated before closing, a new offering period will not be commenced under either plan.
COMPENSATION & BENEFITS
Q. What will happen to my compensation plan?
Our intention is to continue the compensation plans that we currently provide. Variable compensation plans — incentive and commission — will continue under the Business Objects compensation plans for now. Information about any relevant SAP plans will be made available after closing.
Q. What will happen to my benefits?
The current plan is to have all current Business Objects benefits continue based on Business Objects’s status as an independent operation within SAP. Your health and welfare plans, paid time off, financial programs and any other benefits remain intact — there are no changes planned to the benefits programs as a result of this transaction.
STRATEGIC RATIONALE — AN EXECUTIVE PERSPECTIVE
Q. Why did SAP choose to acquire a BI company and why now? (Henning Kagermann)
SAP has built a leading position as a provider of solutions for the business user, providing a comprehensive portfolio of business process automation and business decision support tools for both the enterprise and mid-market customer.
Today, customers are asking for in-process, operational business analytics and for broad business performance management solutions that span all applications and data in their environment. As the software industry consolidates, it has become essential for leading vendors to provide increasingly broad, integrated and open business solutions.
Business Objects is a leading business intelligence solution provider, and has delivered critical information management, data discovery and delivery and performance management solutions to customers worldwide, including many SAP customers. Moreover, Business Objects’ solutions have been architected to span the full breadth of the application and data environments deployed by customers over time.
The combination is timely. SAP’s strategic commitment to the business user required a long term investment of resources and focus. The acquisition of Business Objects brings SAP leadership to this category. Additionally, it dramatically accelerates our ability to address future market requirements based on a modern, market-tested business intelligence platform and broad suite of combined performance management solutions.
Q. Why did Business Objects agree to be acquired? (Bernard Liautaud)
Business Objects did not seek to be acquired. Business Objects has pursued a strategy of being independent, and providing broad and open business intelligence solutions. This strategy was very successful in bringing Business Objects to a leadership position in the BI segment of the market.
Today, the market is consolidating around the large software powerhouses. When approached by SAP, Business Objects concluded that the independent strategy can still be pursued within the alignment with that leading business software organization. To ensure the continuation of the broad and open BI solution, SAP has agreed that Business Objects will retain its independence within the larger SAP corporate framework, while capitalizing on the opportunity to benefit from the scale, reach and market power of the parent organization.
The SAP offer is a very attractive financial proposal for our shareholders.
Q. What are the benefits to the customers? (John Schwarz)
Initially, SAP customers will benefit from a simplified relationship with two of their most strategic business solution providers. In the enterprise, the decision cycles and implementation costs will reduce as the SAP/Business Objects combination delivers the leading business management platform integrated with a leading business intelligence solution. In the mid-market, the combined packaged offerings will make life easier for both the buyer as well as the channel partner.
Customers who are currently not using SAP business solutions will continue to benefit from the application independent business intelligence offerings from Business Objects. They will have the opportunity to evaluate their future business solution strategies with the confidence that SAP and Business Objects will incrementally provide a richer and more comprehensive business performance management environment, capitalizing on the power of integration and of innovation enabled by the combined energy of the two teams.
Our mission is to transform the way people work with intelligent information. Processes will be instrumented with analytics and dashboards. Decisions will become more rational as accurate, trusted and up to date information is made available. Risk will become more manageable as internal and external factors will be taken into consideration. Compliance with standards and processes will be measurable in real time.
Q. What are the benefits to investors? (Bernard Liautaud & Henning Kagermann)
Business Objects investors will receive a terrific return on their investment in the company with a 30 to 50% premium on their investment over the last 12 months.
SAP investors will benefit from the synergy that will be generated by the combination. The early synergies will result from immediate sales upside opportunity as the two companies align their energy in the market, focusing on overlaps and missing coverage.
For example, SAP is the core application environment in only about 40% of BOBJ’s enterprise accounts. Here, we will focus on gaining sales productivity. We expect the opportunity to deploy the Business Objects products into existing SAP accounts as a competitive replacement. We can exploit each other’s strength in certain geographies and industry sectors, and can simplify our relationships with SI partners.
In the mid-market, the combined strength of 5000 channel partners and the opportunity to streamline marketing, channel management and package products into easy to deploy and use solutions will result in a faster market take up of offerings from both companies.
Both organizations have launched Software-as-a service solutions. The on-demand architecture and ease of use present another opportunity for delivering customer benefits and increased functionality while containing expenses and costs.
In the 18-24 month timeframe, alignment of business strategies, product lines, technologies and business processes and systems are expected to result in significant cost synergies and time to market advantages.
Q. What are the benefits to employees? (John Schwarz)
Both SAP and Business Objects have earned a reputation of being a great place to work, with focus on merit based advancement, high integrity and benefits that provide confidence to employees and their families. Both are very mindful on their role in the communities in which they operate and provide assistance to people who need help. Both are striving to minimize their environmental impact footprint. These qualities will be preserved in the combination.
The key to employee commitment is a compelling vision of the value that is being generated with their efforts. In this regard, the vision of Business Objects to transform the way the world works through intelligent information will get a terrific boost.
First, they retain the ability to pursue this vision in an independent, self-contained organization, and will continue to build on the open, broad and integrated values long embodied in the solutions they created. Second, the opportunity to integrate the business analytics tools within the process applications to generate truly operational business intelligence can be realized. And third, the combination of the Business Objects and SAP business performance management products will create a leading integrated suite of performance enhancing solutions for the decision makers in the customers’ organizations.

Everyone likes to be on a winning team. SAP is the winner in business process application software and Business Objects is the winner in business intelligence software. The combination of two winning teams will only put further distance between us and the competition. The companies share the culture of leadership, passion about our business, focus on customer success, integrity, innovation and transnational teamwork.
Additional Information
The tender offer for the outstanding ordinary shares, the Convertible Bonds and the warrants of Business Objects has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the Convertible Bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Réponse to be filed by SAP carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.